Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
November 21, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Hardy

Re:	Brookfield Infrastructure Partners L.P. Registration Statement on Form 20-F Filed July 31, 2007 File No. 001-33632
Ladies and Gentlemen:
          On behalf of our client, Brookfield Infrastructure Partners L.P. (the “partnership”), we are transmitting herewith via EDGAR for filing with the Commission Amendment No. 2 to the partnership’s Registration Statement on Form 20-F (File No. 001-33632) (the “Registration Statement”). In connection with such filing, set forth below are the partnership’s responses to each of the comments of the Staff of the Division of Corporation Finance set forth in the Staff’s letter dated November 6, 2007. Under separate cover we are sending to the Staff courtesy copies of Amendment No. 2 and Exhibit 12.1 thereto marked to show changes effected in this amendment. Immediately following each of the Staff’s comments set forth in bold below is the partnership’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s letter and includes the caption used in the Staff’s letter.
Registration Statement on Form 20-F
General
1.	Please file the purchase agreement to acquire Transelec as an exhibit to the registration statement pursuant to Instruction 4 to Item 19 of Form 20-F.
Exhibit 4.7 has been filed in response to the Staff’s comment.

2.	We note your response to prior comment 6. Please tell us whether you funded or were otherwise affiliated with any of the sources.
None of the sources for third-party support provided in response to prior comment
6 were funded by or otherwise affiliated with Brookfield.
Preliminary Note
3. Please disclose here that the information in Exhibit 12.1 is being filed for the spin-off.
The preliminary note has been revised in response to the Staff’s comment.
Index to Exhibits, page 9
4.	We note your response to comment 5 in our letter dated August 27, 2007. Please confirm to us that none of the charges or expenses related to the valuations, reserves or provisions that would be required to be presented in the Schedule II in accordance with Rule 5-04 of Regulation S-X were material on an individual basis or in the aggregate to the combined statements of operations of the Division for each period presented. Otherwise, please include Schedule II as an exhibit to the Form 20-F including an audit report covering the schedule or as a disclosure in the audited footnotes of the Division.
We confirm that none of the charges or expenses related to the valuations, reserves or provisions in our financial statements were material on an individual basis or in aggregate to the combined statements of operations of the Division for each period presented. The only provision reflected in the financial statements for the Division is an allowance for doubtful account of $50 thousand at Island Timberlands.
Exhibit 12.1
Cover
5.	You appear to refer to Brookfield Infrastructure Partners and Brookfield Asset Management as “Brookfield.” Please revise to clarify which entity is spinning off what entity and which entity will hold 1% general partnership interest after the spin-off. Also, the last paragraph is confusing as to the relationships of the various Brookfield entities. Please also comply at “The Spin-Off” on page 36.
The cover page and page 38 of Exhibit 12.1 have been revised in response to the Staff’s comment. As indicated on page i of Exhibit 12.1, all references to “Brookfield” are references to Brookfield Asset Management Inc. and its affiliates other than Brookfield Infrastructure Partners L.P.

Summary, page 1
6.	If Brookfield will continue to receive performance fees, please disclose the nature and amount of these fees.
Exhibit 12.1 has been revised on page 5 in response to the Staff’s comment.
7.	In this respect, please provide disclosure and quantify the amounts of all forms of compensation or other remuneration that you, Brookfield Asset Management or the manager may receive from your relationships or ownership in related entities, including fees, carried interest, distributions, incentive distributions, etc.
Exhibit 12.1 has been revised on page 5 in response to the Staff’s comment.
Summary of Selected Financial Information, page 7
8.	We note the revised disclosures you have provided in response to comment 14 in our letter dated August 27, 2007. Please revise your reconciliation of funds from operations to net income to present each material adjustment and to clearly demonstrate how each adjustment relates to the corresponding historical financial statement or pro forma financial statement. As previously requested, please also revise your disclosure on page 41 to state the material limitations of each material adjustment to net income to arrive at funds from operations.
Exhibit 12.1 has been revised on pages 8-9 and 45 in response to the Staff’s comment. We note that, although we consider funds from operations to be a measure of performance, we have included a reconciliation of funds from operations to cash flow from operations in response to a comment from the Ontario Securities Commission.
Risk Factors, page 12
9. Please include a risk factor discussing the net loss for 2006.
Exhibit 12.1 has been revised on page 14 in response to the Staff’s comment.
Our assets are or may become highly leveraged..., page 12
10.	Please discuss the portion of the $600 million you intend to borrow for the Longview acquisition.
Exhibit 12.1 has been revised on page 14 in response to the Staff’s comment.
Quantitative and Qualitative Disclosures about Market Risks, page 52

11.	We note your revised disclosures in response to comment 17 in our letter dated August 27, 2007. Please further revise your disclosure for your interest rate and inflation risk and your commodity risk to state how you manage each risk. If you do not use any general strategies or instruments to manage these risks, please disclose that fact.
Exhibit 12.1 has been revised on pages 55-56 in response to the Staff’s comment.
Critical Accounting Policies and Estimates, page 54
Island Timberlands Performance Fee, page 55
12.	We note your reference to an independent valuation regarding your estimation of Island Timberlands’ performance fee, which is subject to claw backs in certain conditions. Please identify the party who performed the independent valuation and provide their consent or delete your reference to them throughout the Form 20-F including exhibits. Refer to Section 436(b) of Regulation C.
Exhibit 12.1 has been revised on page 57, and Exhibits 15(a).6 and 15(a).7 have been filed in response to the Staff’s comment.
13.	Please revise your disclosure of this critical estimate to address each of the following:
•	Clarify that the estimate is for the appraised value of timber and HBU land assets used to calculate the Island Timberlands’ performance fee due to Brookfield Asset Management related.

•	Disclose the method(s) used to estimate the value of the timber and HBU land assets.

•	Disclose the material assumptions made to estimate the appraised value of the timber and HBU land assets.

•	Disclose the amount of performance fees recognized for each period presented.

•	Provide a sensitivity analysis for each of the material assumptions used.
Exhibit 12.1 has been revised on page 57 in response to the Staff’s comment.
Goodwill, page 55
14.	Please revise your disclosure for goodwill to disclose any reporting units with carrying values that do not materially differ from the estimated fair value.

For each of those reporting units, disclose the amount of goodwill, the carrying value and the estimated fair value for each of those reporting units.
We do not have any reporting units with goodwill values that do not materially differ from their estimated fair value.
Unaudited Pro Forma Financial Statements, page 57
15.	We note that you adjusted the pro forma statements of operations for all transactions to reflect them as if they had occurred as of January 1, 2005. Such presentation does not appear to be consistent with the requirements in Article 11 of Regulation S-X. Specifically, for those entities that are part of the common control group that were not acquired by Brookfield Asset Management as of January 1, 2005 should only be included in the pro forma statements of operations from the time of acquisition of January 1, 2006, whichever date is later. Also, any other transactions, such as the master services agreement and issuances of preferred shares should be reflected as of January 1, 2006 to the extent those transactions are not already reflected in the historical financial statements. Please revise the Infrastructure Partnership pro forma financial statements, footnotes, and the introduction to the pro forma financial statements to clearly explain to investors how/when each transaction is being presented, or tell us why you believe the current presentation is in accordance with Article 11 of Regulation S-X.
We have adjusted our pro forma statement of operations for the year ended December 31, 2005 to remove all pro forma adjustments unrelated to the transfer to the Infrastructure Partnership of entities under the control of Brookfield Asset Management during the year ended December 31, 2005. Consequently, the pro forma statement of operations now adjusts the infrastructure division’s historical statement of operations for 2005 to give effect solely to the following:
i.	the transfer to us of the 37.5% interest in Island Timberlands as though the transfer had occurred as of May 31, 2005 (the date of Brookfield Asset Management’s initial investment). This adjustment is reflective of both:
(A)	a reduction from the 50% ownership in the historical financial statements of the infrastructure division, and

(B)	a change in method of accounting for the interest from consolidation to equity accounting; and,
ii.	the transfer to us of a 100% ownership interest in the transmission division of Great Lakes Power Limited as though the transfer had occurred as of January 1, 2005.

We believe this presentation is consistent with the period requirements of paragraph 2(c)(2)(ii) of Article 11 of Regulation S-X. We also consider this presentation to be consistent with the views expressed by Leslie Overton at the 2006 Annual AICPA Conference on Current SEC and PCAOB Developments. In discussing the form and content of financial statements required in an initial public offering, and in particular in consideration of how a combination of entities under common control should be reflected in historical and pro forma financial statements, Ms. Overton stated the following:
If the merger is presented in the pro forma financial statements:
i.	Then the pro formas should be presented for all the same periods as are required for the historical financial statements.
(A)	Remember that a reorganization of entities under common control is accounted for similar to a pooling, and is required to be retroactively reflected in the financial statements as a change in reporting entity.
(B)	Essentially, the pro formas should reflect what the historical combined financials will look like after the combination.
ii.	In contrast, the effects of other merger-related transactions should follow the general rule and only be reflected in the pro formas for the latest year and interim period. Examples of things that would follow the general rule would include:
(A)	business acquisitions,

(B)	acquisition of minority interests,
(C)	any change in capital structure resulting from the merger,
(D)	transfers or spinoffs of assets to and from the combining entities before their combination, and

(E)	changes in financing.
The pro forma statement of operations for the year ended December 31, 2005 has been revised in Exhibit 12.1 on page 63. We have also revised page 59 in Exhibit 12.1 to include a description of the basis of presentation of the 2005 pro forma statement of operations.
16.	Please revise note 1.a.i. to state why the Infrastructure Partnership will account for Transelec as an equity method investee even though you will have a 10.7% ownership interest. Refer to your response to Item 1 of comment 20 in our letter dated August 27, 2007.
Exhibit 12.1 has been revised on page 64 in response to the Staff’s comment.
17.	We note your revised disclosures to note 1.a.ii. in response to comment 26 in our letter dated August 27, 2007. Please further revise your disclosures to address each of the following:
•	Provide a more comprehensive explanation of the internal and external reviews that need to be completed to finalize the purchase price allocation. Please also disclose the assets or liabilities that are subject to change including any identifiable intangible assets that will be recognized.
•	Disclose how you estimated the deferred income tax liability. In this regard, it appears that the deferred income tax liability was the cause for a goodwill balance from the purchase price allocation.
Exhibit 12.1 has been revised on page 65 in response to the Staff’s comment.
18.	We note your revised disclosure in response to the last bullet of comment 26 in our letter dated August 27, 2007. It appears that Brookfield’s acquisition of Longview was for the entity as a whole. As such, please provide us with a detailed explanation as to how you were able to objectively determine the amount of the purchase price to allocate to the timber operations and the manufacturing operations. In addition, please also provide us with a comprehensive analysis as to how you performed the purchase price allocation. Furthermore, we note from the segment disclosure in Longview’s historical financial statements that the manufacturing operations incurred operating losses in each of the periods presented. As such, there is a concern that the manufacturing operations’ assets were impaired prior to the acquisition date and should have been recognized in the historical financial statements. Please address this concern in your response. Please revise your disclosure accordingly.
In determining the amount of the purchase price to allocate to the timber operations and manufacturing operations we followed the purchase price allocation process described in paragraphs 36-46 of Statement of Financial Accounting Standards No. 141 “Business Combinations.” Accordingly, we allocated the acquisition cost paid to acquire Longview to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.
In order to determine the estimated fair values of the assets acquired and liabilities assumed from Longview, we first undertook a valuation of Longview’s timber assets, by first carrying out a comprehensive inventory assessment and timber supply analysis. In determining a final value for the timber assets, we considered both a discounted cash flow approach (the “income approach”) and a comparable market approach (“the sales approach”), and ultimately determined that the estimated fair value of the timber assets acquired was $2,070.0 million. To estimate the value of the manufacturing assets acquired, we considered both a discounted cash flow analysis and a bid that had been received from a potential acquirer, and arrived at an estimated fair value of $463.4 million. The carrying value of these assets at the date of acquisition was $805.7 million, and consequently, as part of our allocation of purchase price, a negative fair value adjustment of $342.3 million was recorded.
Next, we identified the remaining tangible assets and liabilities to which the purchase price was to be allocated: current assets (consisting principally of cash, accounts receivable, and inventory), current liabilities (consisting principally of accounts payable, accrued payroll, and taxes payable), and long-term liabilities (consisting principally of long term debt, pension liabilities, and future income tax liabilities). Due to their short-term nature, we estimated the fair values of the current assets acquired and current liabilities assumed to approximate their carrying values. Given the short term floating rate nature of the bridge loan financing, the book value of the debt was determined to approximate fair value. An actuarial analysis was undertaken in connection with the valuation of the acquired pension assets and liabilities performed for the 2006 fiscal period to better reflect the fair value of these assets and liabilities on the date of acquisition. The future tax liability of both segments acquired was measured by multiplying temporary taxable differences between the financial reporting and tax bases of the assets and liabilities acquired by current tax rates.
Next, we performed an exhaustive search for any marketing-related, customer-related, artistic-related, contract-based, or technology-based intangible assets. By the conclusion of that process, we concluded that no material finite-lived or indefinite-lived intangible assets were identified, apart from goodwill. Consequently, the excess purchase price of $592.6 million was allocated entirely to goodwill.
In response to the Staff’s comment regarding the possible impairment of Longview’s manufacturing business, an evaluation of the manufacturing segment for impairment was conducted prior to the acquisition in accordance with SFAS 144, which concluded that no impairment existed that should have been recorded in the historical financial statements based on the factors discussed below.
When events or circumstances indicate a long-lived asset (asset group) may not be recoverable, Longview’s policy is to perform an impairment analysis to test for recoverability. During the fiscal year ended December 31, 2006, the curtailment of certain paperboard machines, the potential sale of eight container facilities and recurring losses triggered an impairment analysis to test for the recoverability of manufacturing operating assets. Longview considers the manufacturing segment as one asset group, since the cash flows for those assets are not attributable to a particular asset but the group of assets as a whole. In the impairment analysis, Longview compared the carrying value of the asset group to the sum of estimated future undiscounted cash flows for the remaining useful life of the asset group. The remaining useful life is determined from the remaining life of the primary assets of the group. The primary assets are those most significant to the cash flow generating ability of the asset group. The impairment analysis which was prepared in third quarter of the fiscal year, demonstrated that future undiscounted cash flows expected to be derived from the manufacturing asset group exceeded the carrying value by $90.2 million (no material changes occurred in the business in the fourth quarter that would cause for the impairment analysis to be substantially different) and, therefore, did not result in impairment as of December 31, 2006.
Subsequent to December 31, 2006 and prior to the issuance of Longview’s annual report for 2006, Longview entered into a definitive agreement to sell all of its outstanding stock to Brookfield for $24.75/share. The overall proceeds, exclusive of assumed debt, were $1.628 billion, which was well in excess of net assets of the disposal group of $1.128 billion at December 31, 2006. We considered this to be further evidence that there was no indication of impairment as of December 31, 2006 since Longview was being sold as one asset group in a single transaction at a substantial gain.
At the acquisition date, April 20, 2007, the proportionate allocation to the timber segment, which was appraised at approximately $2.0 billion, was significantly higher than net book value of $203 million. This resulted in a disproportionate amount of the purchase price being allocated to the Timber segment in purchase accounting, rather than being an indicator that impairment should have been recognized for the manufacturing segment in the historical financial statements.
19.	We note your response to comment 28 in our letter dated August 27, 2007. Please revise note 1.a.iv. to disclose for the two entities in which you have 20% or greater ownership that you do not have the ability to exercise significant influence over these entities and that your investments are non-voting.
Exhibit 12.1 has been revised on page 65 in response to the Staff’s comment. We note that the investments in TBE are in the range of 7.5% to 25% of each company.
20.	Please revise note 1.a.iii. and note 1.b.iii. to state the exchange rates used to convert the Great Lakes Power Limited Transmission Division’s financial statements from Canadian dollars to US dollars. Refer to Article 11-02(b)(6) of Regulation S-X.
Exhibit 12.1 has been revised on page 65 in response to the Staff’s comment.

21. Please revise note 1.b.ii. to address each of the following:
•	Disclose the interest rate used from the $1.3 billion in debt.
•	Revise footnote b to your reconciliation of net income to the pro forma adjustment to explain why pension expense for the manufacturing business is not already included in the net loss generated by the manufacturing business.
Exhibit 12.1 has been revised on pages 66-67 in response to the Staff’s comment.
Compensation, page 83
22. Please disclose the information set forth in your response to prior comment 38.
Exhibit 12.1 has been revised on page 86 in response to the Staff’s comment.
Independent Registered Chartered Accountants, page 136
23.	We note your revised disclosure in response to comment 4 in our letter dated August 27, 2007. As previously requested, please revise this disclosure to comply with the requirements in Item 10.G of Form 20-F. Specifically, please state the qualifications of each of the independent registered chartered accountants listed (i.e., state that you are relying upon their respective reports given their authority as experts in accounting and auditing). Also, please disclose the context in which their corresponding audit report is included in the Form 20-F. An example of such disclosure would be to state that the financial statements of BCCG Private, a business unit of Weyerhaeuser Company for the period from December 27, 2004 to May 29, 2005 and the year ended December 26, 2004 included in this prospectus and in the registration statement on Form 20-F to which this prospectus is an exhibit have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report.
Exhibit 12.1 has been revised on page 140 in response to the Staff’s comment.
Brookfield Infrastructure Division Combined Financial Statements for the Fiscal Year Ended December 31, 2006
2. Summary of Accounting Policies, page F-17
General
24.	Please include your accounting policy for inventory in accordance with Article 5-02(6) of Regulation S-X.

Exhibit 12.1 has been revised on page F-22 in response to the Staff’s comment.
(l) Revenue recognition — Transmission, page F-22
25.	We note your revised disclosure in response to comment 65 in our letter dated August 27, 2007. Please further revise your disclosure to provide additional detail regarding the regulation of your revenues, which is determined every four years by the regulatory organizations CDEC — SIC and CDEC-SING. In this regard, we note that the tariff setting process is currently underway with an expected completion in the third quarter of 2007. We further note disclosure in ETC Holdings Ltd. and Subsidiaries consolidated financial statements for the six months ended June 30, 2007 within Note 3 that you have estimated tariff revenues for the fiscal year ended December 31, 2006 and depending on the results of the tariff setting process, you may need to either issue refunds or charge users for additional amounts owed. This disclosure appears to contradict part of your response to comment 65 in our letter dated October 22, 2007.
Exhibit 12.1 has been revised on page F-22 in response to the Staff’s comment regarding the regulation of transmission revenues.
In regards to the disclosure within Note 3 of the ETC Holdings Ltd. and Subsidiaries consolidated financial statements for the six-months ended June 30, 2007, the mechanism of settlement of the accounts receivable and payable mentioned in that note will not affect amounts of the revenues already recognized by Transelec (i.e. will not result in adjustments to the revenues that would cause refunds or additional billing to customers). This mechanism that is to be determined in the Decree of the Chilean Ministerio de Economía (Ministry of Economy) and that is expected to be issued in the near future will set only the timing and the manner of the settlement of the accounts receivable and payable. The revenues that have been recognized are based on the information regarding the expected operation of the transmission systems which is the amount defined by law based on Transelec’s remuneration from the use of its transmissions systems (i.e. Transelec’s revenues) as opposed to the real operation as provided by regulatory organizations CDEC-SIC and CDEC-SING, which is used to monitor volumes of the electricity in the systems and to determine amounts receivable and payable between the systems’ users. The differences resulting from determination of the revenues based on the expected and the real operation of the systems (both terms are used in the “Short Law” referred in the respective parts of the Exhibit) are presented as separate accounts receivable and payable discussed in Note 3 of the ETC Holdings Ltd. Financial statements.
In this context it is worth mentioning that the Decree referred to above will also determine final amounts of the transmission tariffs since March 2004 when the “Short Law” was adopted, up and until the publication of the Decree, which may result in differences between the tariffs being billed currently by Transelec and those are that are based on the new studies. These potential differences are not being recognized in the Transelec’s financial statements as the final tariffs have not been finalized and approved. However, it is expected that these differences will not be material for the consolidated financial results and position of ETC Holdings Ltd.
In the response to the Staff’s comment we revised Exhibit 12.1 on page F-85 to provide additional explanations of the mechanism of the settlement of amounts receivable and payable presented in the consolidated financial statements of ETC Holdings Ltd.
9. Other Debt of Subsidiaries, page F-25
26.	Please disclose the weighted average interest rates for each period presented for the promissory notes and the bank loans. Refer to Article 5-02(22)(a) of Regulation S-X.
Exhibit 12.1 has been revised on page F-25 in response to the Staff’s comment.
Exhibits 15(a)
27.	Please request that each of the independent registered public accounting firms consent to the reference of their firm under the caption “Independent Registered Chartered Accountants” in their consents.
Exhibits 15(a) have been revised in response to the Staff’s comment.

*     *     *     *
          Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8199.

Sincerely yours,

/s/ Joshua Robinson
Joshua Robinson

cc:	Andrew Schoeffler
Tracey Houser
Al Pavot
Securities and Exchange Commission

James Keyes
Brookfield Infrastructure Partners L.P.
Canon’s Court
22 Victoria Street
Hamilton, HM 12 Bermuda